Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 2 to the Registration Statement on Form F-1 of Leaping Group Co., Ltd. of our report dated September 30, 2019, with respect to the consolidated balance sheets of Leaping Group Co., Ltd. and its subsidiaries as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

September 30, 2019